

May 31, 2011

W. Gerald Newmin
Chairman, CEO and Secretary
MultiCell Technologies, Inc.
68 Cumberland Street, Suite 301
Woonsocket, RI 02895

> **Re:** **MultiCell Technologies, Inc.,**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 26, 2011**
> **File Number 001-10221**

Dear Mr. Newmin:

We have limited our review of the above referenced filing to the issues identified in this letter and have the following comment.

Please respond to this letter by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement filed May 26, 2011

1. We note your disclosure that "[a]t this time, the Company does not have any specific agreements or arrangements to acquire any business or engage in any investment opportunity or otherwise to issue additional shares of the Company's common stock, except as set forth in this proposal below and as set forth in the Company's annual report on Form 10-K for the fiscal year ended November 30, 2010."

   Your proxy statement should describe all agreements or arrangements that you have with respect to the authorized but unissued shares that would be available as a result of the approval of the amendment to the Amended and Restated Certificate of Incorporation to effect an increase in the number of authorized shares of the company's common stock. It is not appropriate to reference agreements or arrangements that are disclosed in the Form 10-K. Please revise your disclosure in this section to describe all plans, arrangements, or understandings, written or oral, for the issuance of any of the authorized but unissued shares. This disclosure would include all shares that will be reserved for issuance in accordance with outstanding options, rights, warrants or contractual obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director